EXHIBIT 3
                                                                       ---------



                             Amendment No. 1 to the
                         Amended and Restated By-Laws of
                          Giga Information Group, Inc.

                  Article 3 of the Amended and Restated By-Laws of Giga Information Group, Inc. are hereby amended by adding a new Section 3.13 to read as follows:


                  "3.13 Non-Corporate Officers. The Chief Executive Officer of the Corporation shall have the power to appoint non-corporate vice presidents of the Corporation who may hold the title "Vice President" but who shall not be corporate officers and shall not have the power to bind the Corporation without the express authority of the Board."








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